Exhibit 99.(a)(5)(A)


NEWS RELEASE

            MID-WISCONSIN FINANCIAL SERVICES, INC. WILL TENDER FOR
                   UP TO 125,000 SHARES OF ITS COMMON STOCK

      MEDFORD, Wisconsin (December 15, 2005) - Mid-Wisconsin Financial Services, Inc. (OTC Bulletin Board - MWFS) announced today that it will commence a tender offer to purchase up to 125,000 shares of its issued and outstanding common stock for $36.00 per share. The tender offer will begin today, December 15, 2005, and will expire, unless extended, at 5:00 p.m., CST, on Tuesday, January 31, 2006.

      The terms of the tender offer are contained in the Offer to Purchase and Letter of Transmittal being mailed to its shareholders today. The offer provides for the acceptance of all tenders by shareholders who own odd lots (fewer than 100 shares). In the event that more than 125,000 shares are tendered, shares (other than odd lot tenders) will be accepted for purchase on a pro rata basis. However, the Company has also reserved the right, in its sole discretion, to purchase more than 125,000 shares pursuant to the Offer.

      Dr. Kim A. Gowey, Chairman of the Company, said: "The Company is making this offer after careful consideration of our capital needs and the market for our stock. The holding company now has more capital than is needed to satisfy applicable bank regulations. Our capital level is also higher than the Board believes can be used to best advantage in our normal banking operations even with the anticipated growth in our new markets. In addition, the Board believes that the OTC price quotations do not accurately reflect the true market value of our stock because of the limited number of trades in the over-the-counter market. Based on these considerations, the Board believes that shareholder interests would be better served by using some of our excess capital to repurchase our own shares."

      This news release is neither an offer to purchase nor a solicitation of an offer to sell the Company's common stock. The offer is made only by the Offer to Purchase dated December 15, 2005, and the related Letter of Transmittal. On December 2, 2005, the bid and ask quotations for Mid-Wisconsin common stock on the OTC Bulletin Board were $32.90 and $33.45 per share, respectively.

      Shareholders may contact Registrar and Transfer's Investor Relations Department at 1-800-368-5948 during the hours of 8:00 a.m. to 7:00 p.m., New York time, or by e-mail at info@rtco.com for more information or assistance concerning the tender offer.

      Mid-Wisconsin Financial Services, Inc. is the holding company for Mid-Wisconsin Bank, a $423 million independent community bank with 13 offices which serve numerous communities throughout central Wisconsin.